

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary
NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **NorthStar/RXR New York Metro Income, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted March 31, 2014**
> **File No. 377-00543**

Dear Mr. Lieberman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the U.S. Department of Commerce and Federal Reserve, Bloomberg, LP., the City of New York, Commercial Mortgage Alert and Cushman and Wakefield. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

4.   We note on page 211 that you have authorized the use of certain sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

5.   We note your analysis beginning on page 20, and again on page 60 in the risk factors section, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP

dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Prospectus Cover Page

8.   Please confirm that the cover page will be one page.

9.   We note your disclosure that your board of directors may change the price of shares in this offering in its discretion from time to time. Please tell us the basis for the board's ability to change the price, how the board of directors would effect any change in price, how any price change would impact then-current shareholders and how you intend to notify shareholders of any such change. We may have further comment.

Questions and Answers about Our Offering, page vi

General

10.   Please include a separate question and answer to address other REITs of your sponsor that may compete with your business due to similar investment objectives or advise.

Q. Why are we offering two classes of our common stock and what are the similarities and differences between the classes?

11.   Please revise your disclosure to more specifically describe how the different fee structures will result in different distributions. For example, prior to the NAV determination, is the 6% distribution fee a percentage of the initial offering price, the initial offering price less fees (and does the fee amount stay fixed for the Class A but not the Class C shares), or some different amount? Please also revise to remove the "likely" and "could have" qualifiers throughout this section. We may have further comment.

Class Shares, page x

12.   Please revise hereunder to discuss the different "class-specific" expenses in greater detail.

Prospectus Summary

NorthStar/RXR Metro, page 1

13.   We note your disclosure that you cannot predict your actual allocation by investment type or geography. We further note your later disclosure that your board of directors is required to approve acquisitions of CRE debt representing more than 10% of your total asset pool.   Please revise to clarify, if true, that you may invest in any of the asset classes, including all at the riskier end of the spectrum, and revise the risk factors accordingly. In addition, please tell us whether you have approximated your total debt

holdings and revise as applicable.

14.   We note you expect to acquire a significant portion of your investments through joint-venture arrangements with RXR Value Added Fund and future entities advised by affiliates. Please revise to more specifically the nature of any expected joint venture arrangements, including whether you intend to exercise control of such joint ventures and how any management fees associated with any joint venture will be calculated, and explain what you mean by 'significant portion' of your investments.

Summary of Risk Factors, page 3

15.   Please add a summary risk factor here to briefly address the limitations of your share repurchase program, consistent with your disclosure on page 63 in the risk factors section.

16.   Please revise the 5th bulleted risk factor on page 3 to clarify, if true, that you intend to pay your initial distributions from offering proceeds.

17.   Please supplement your 6th bulleted risk factor on page 4 to note, if true, that poor performance by your advisor will have no bearing on termination or your obligation to pay certain fees, which may be substantial or advise.

Investment Strategy, page 5

18.   Please revise to briefly explain what you mean by "high-quality" commercial real estate.

Our Sponsors

NSAM, page 6

19.   Please expand your disclosure here to briefly disaggregate the experience of your sponsor related to investing in real estate property and CRE debt.

Management Compensation, page 10

20.   We note your disclosure on page 4 that you expect to use leverage in connection with your investments. Please revise to remove the references to fees assuming no leverage or advise.

21.   We note that you will pay your sub-advisor or its affiliates leasing fees, property management fees, tenant construction management fees and redevelopment construction management fees. Please revise to quantify these customary fees. In this regard, we note the geographic concentration of your intended investments.

22.   Please revise to disclose the assumptions used to calculate the estimated amount for

Reimbursement of Acquisition Costs- Advisor Entities or their Affiliates.

23.   Please revise here or later in the prospectus to more specifically describe the Development and Tenant Construction fees.

Operational Stage, page 13

24.   We note that you intend to reimburse your advisor for employee costs. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to your advisor entities or their affiliates, break out the amounts paid pursuant to the asset management fee, any incentive fees or amounts associated with the special units, and the reimbursement provision.

Estimated Use of Proceeds, page 16

25.   Please explain the basis of your assumption of an 80/20 split of offering proceeds from Class A and Class C Shares respectively.

Distributions, page 16

26.   We note that you intend on paying distributions starting the first calendar quarter after your first investment. As such, please revise to clarify, if true, that such initial distributions will not likely come from cash flow from operations since you will have just begun operations at such time.

Risk Factors

Risks Related to an Investment in Our Company

The price of our Class A Shares and Class C Shares in our offering…, page 25

27.   Please revise here to separately discuss the arbitrary nature of the price of your shares and your estimated value calculations upon the completion of your offering stage, which are sufficiently distinct risks.

Our ability to achieve our investment objectives…, page 26

28.   Please also supplement your disclosure in this risk factor to address how the structure of your acquisition and disposition fees could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Estimated Use of Proceeds, page 77

29.   Please revise to present a third table combining the information from the two tables provided.

30.   It does not appear the amounts you have for the Organization and Offering Costs for the maximum primary offering for Class A and Class C shares is consistent with the $30,000,000 you have in your table on page 11. Please tell us if the Other Organization and Offering Costs for the maximum offering and the maximum offering and DRP will be the same amount. Please revise your filing as appropriate.

31.   Please tell us whether your prospective development fees are reflected in your "Acquisition Expense" line item.

Investment Objectives and Strategy

32.   We note your disclosure that your strategy is to use the majority of the net proceeds to acquire high-quality commercial real estate located in the New York metropolitan area (defined by you to mean within 90 miles of New York City). We further note the map of the New York City Submarket on page 125. Please revise to include a map representing the New York metropolitan area as defined by you and discuss your target allocation for commercial real estate located within New York City as opposed to the New York metropolitan area.

Investment Process, page 129

33.   We note that your advisors have latitude, subject to board approval, to alter your investment guidelines and borrowing policies without stockholder approval, per your risk factors disclosure on page 28. Please update your disclosure here or under the Reports to Participants heading to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Borrowing Policy, page 130

34.   We note your earlier disclosure that you plan to secure "conservatively structured" leverage. Please provide more detailed disclosure regarding your strategy including your actual targeted company leverage, your relative use of fixed and floating rate debt, and your intended use of secured versus unsecured debt. We may have further comments based on your response.

Prior Performance Summary, page 142

35.   We note your disclosure throughout this section regarding the percentage current return on equity for subsets of certain programs. Please tell us how you determined that such information is appropriate and provide us detailed information regarding how each return was calculated. We may have additional comment.

RXR Prior Real Estate Program, page 152

36.   We note your disclosure regarding "a total return in excess of 700% for Reckson
        stockholders." Please tell us how you determined that such information is appropriate
        and provide us detailed information regarding how such amount was calculated.

Description of Capital Stock

Common Stock, page 184

37.   Please expand your disclosure in this section to more specifically explain how the NAV
        calculation will differ for the Class A and Class C Shares. For instance, does the
        company intend to prorate the figure based on percentage of gross proceeds or net
        proceeds after annual distribution and shareholder servicing fees have been covered? We
        may have further comment.

Class C Shares, page 185

38.   Please revise here and elsewhere to quantify when you anticipate the annual distribution
        and shareholder servicing fee will phase out. If you are not in a position to calculate the
        duration, please advise.

Share Repurchase Program, page 192

39.   We note your disclosure here that you reserve the right to suspend or terminate your
        repurchase plan. Please tell us how a suspension of your repurchase plan would be
        consistent with this being a continuous offering under Rule 415.

Appendix A – Prior Performance Tables

Table I: Experience in Raising and Investing Funds, page A-2

40.   We note your introductory narrative that the referenced programs had "similar"
        investment objectives. Please update the narrative to briefly describe the investment
        objectives for the referenced programs.

41.   Please confirm that amounts contributed by sponsor and affiliates are excluded from the
        "dollar amount raised." Provide the same for your disclosures in Table IV.

42.   Please revise to fill in the blanks in Table I or advise.

Table III: Operating Results of Public Programs, page A-3

43.   Please tell us your basis for this presentation here and any deviation from the instructions
        included in the Division's Disclosure Guidance Topic No. 6 with respect to Table III.

Table IV: Completed Programs, page A-7

44.   Please briefly explain your inclusion of the "Date of first sale of security" line item.

45.   Please include footnote disclosure to fully explain how you calculate your ROI.

Exhibits

46.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel

cc: Judith D. Fryer, Esq.
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP